FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                     No          X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 27, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2010
ARM HOLDINGS PLC.

By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

ANDROID 2.2 DEMONSTRATES SIGNIFICANT INVESTMENT IN SUPPORT OF THE ARM ARCHITECTURE

What:  In conjunction with their annual Google I/O event, Google has announced the next release of the Android 2.2 platform.  This latest release includes a large number of significant enhancements that further exploit the underlying ARM® architecture to improve performance and functionality.  The latest release includes Google’s new Dalvik Just-In-Time (JIT) compiler that generates native Thumb®-2 code.  The new ARM targeted JIT technology coupled with the code density advantages of the Thumb-2 instruction set provides a significant performance boost to the Dalvik Java application framework, resulting in improved application performance of up to two to five times and therefore even greater battery life.

The Android 2.2 release also brings enhanced support for native development on ARM via the new NDK 3.0 which includes native code debug and support for ARMv7 architecture VFP operations and the NEON™ SIMD architecture, enabling data processing parallelization to accelerate various functions like multi-media playback and graphics rendering.  The ARM architecture-based NDK allows developers to produce performance intensive applications, such as 3D gaming and VoIP clients, some of which were demonstrated on ARM Powered Android phones at Google I/O.

Other enhancements include, but are not limited to, improved JavaScript performance and web page rendering speeds. Google demonstrated that V8 delivered a JavaScript speedup of up to two to three times that of the previous Android release. ARM is an active engineering contributor to the Google V8 project to optimize the performance of this core web technology.

When:  All of these improvements for the ARM architecture, will be available immediately from the Android open source project at the time of the Android 2.2 release.

Where:  The latest open source release can be downloaded directly from Google at http://source.android.com/

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:
•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ENDS

ARM and Thumb are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB

Contact Details:
ARM PRESS OFFICE:
Alan Tringham
ARM
+44 1628 427 780
alan.tringham@arm.com